STATEMENT OF INVESTMENTS

Global Alpha Fund
July 31, 2006 (Unaudited)

Bonds and Notes--9.2%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign Government					
Bundesrepublik Deutschland,					
Bonds, Ser. 05					
(cost $1,303,966)	EUR	3.50	1/4/16	1,072,000 a	**1,326,524**

Options--20.5%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--19.0%		
British Pound Currency Future		
Sept. 2006 @ 167	1,625,000	325,000
Euro Dollar Currency Future		
Sept. 2006 @ 1.15	50,000,000	65,650
Nikkei 225 SGX Future		
Sept. 2006 @ 10,000	850,000	402,586
S & P 500 Future		
Sept. 2006 @ 800	350,000	1,686,300
Swiss Market OTC Index		
Sept. 2006 @ 6,000	16,000	254,082
		2,733,618
Put Options--1.5%		
Australian Dollar Currency Future		
Sept. 2006 @ 83.50	900,000	62,460
Japanese Yen Currency Future		
Sept. 2006 @ 102	125,000	17,700
Swiss Franc Currency Future		
Sept. 2006 @ 90	750,000	62,025
U.S. Treasury 10 Year Note Future		
Aug. 2006 @ 115	900,000	80,719
		222,904
Total Options		
(cost $2,725,798)		**2,956,522**

Short-Term Investments--44.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.78%, 9/7/06		
(cost $6,418,322)	6,450,000 b	**6,418,202**

Other Investment--19.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,750,000)	2,750,000 c	**2,750,000**

Total Investments (cost $13,198,086)	**93.4%**	**13,451,248**
Cash and Receivables (Net)	**6.6%**	**955,102**
Net Assets	**100.0%**	**14,406,350**

a   Principal amount stated in U.S. Dollars unless otherwise noted. EUR--Euro
b   All or partially held by a broker as collateral for open financial futures positions.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to
the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 7/31/2006 ($)
Financial Futures Long				
Amsterdam Exchanges Index	3	344,905	August 2006	18,702
CAC 40 10 Euro	2	128,113	August 2006	4,218
Dow Jones Euro STOXX 50	8	377,230	September 2006	25,129
10 Year Euro-Bund	15	187,594	August 2006	25,684
10 Year Long Gilt	5	1,024,357	September 2006	56
Hang Seng Stock Index	3	327,650	August 2006	3,885
IBEX 35 Index	8	1,208,055	August 2006	44,720
10 Year Mini Japanese Gov't Bonds	12	1,382,304	September 2006	(970)
S & P 500 E-Mini	7	448,613	September 2006	849
S & P/MIB Index	1	234,658	September 2006	2,999
S & P/Toronto Stock Exchange 60 Index	2	236,868	September 2006	(1,253)
S & P ASX 200 Index	6	571,392	September 2006	6,337
Tokyo Price Index (TOPIX)	4	548,958	September 2006	23,898
Financial Futures Short				
Australian 10 Year Bond	19	(1,473,428)	September 2006	9,994
Canadian 10 Year Bond	21	(2,093,404)	September 2006	(12,521)
Financial Times Stock Exchange 100 Index	4	(441,819)	September 2006	(21,163)
				130,564

See notes to financial statements.

STATEMENT OF INVESTMENTS

Dreyfus Premier Total Return Advantage Fund
July 31, 2006 (Unaudited)

Bonds and Notes--104.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables--17.8%				
AmeriCredit Automobile Receivables				
Trust, Ser. 2004-BM, Cl. A4	2.67	3/7/11	100,000	97,681
Bank One Auto Securitization				
Trust, Ser. 2003-1, Cl. A4	2.43	3/22/10	90,766	89,251
Capital Auto Receivables Asset				
Trust, Ser. 2004-2, Cl. A2	3.35	2/15/08	100,000	99,300
Capital One Auto Finance Trust,				
Ser. 2005-C, Cl. A3	4.61	7/15/10	100,000	99,061
Carmax Auto Owner Trust,				
Ser. 2003-2, Cl. A4	3.07	10/15/10	96,761	95,401
Chase Manhattan Auto Owner Trust,				
Ser. 2003-B, Cl. A4	2.57	2/16/10	86,032	84,041
Chase Manhattan Auto Owner Trust,				
Ser. 2003-C, Cl. A4	2.94	6/15/10	100,000	97,996
Daimler Chrysler Auto Trust,				
Ser. 2004-A, Cl. A4	2.58	4/8/09	100,000	97,907
Harley-Davidson Motorcycle Trust,				
Ser. 2004-1, Cl. A2	2.53	11/15/11	99,668	96,661
Honda Auto Receivables Owner				
Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	140,000	138,066
Household Automotive Trust,				
Ser. 2003-2, Cl. A4	3.02	12/17/10	100,000	97,760
Hyundai Auto Receivables Trust,				
Ser. 2004-A, Cl. A4	3.54	8/15/11	100,000	96,883
Nissan Auto Lease Trust,				
Ser. 2004-A, Cl. A3	2.90	8/15/07	22,491	22,452
Nissan Auto Receivables Owner				
Trust, Ser. 2003-B, Cl. A4	2.05	3/16/09	78,696	77,263
Triad Auto Receivables Owner				
Trust, Ser. 2006-A, Cl. A3	4.77	1/12/11	100,000	99,039
USAA Auto Owner Trust,				
Ser. 2004-3, Cl. A4	3.53	6/15/11	100,000	97,328
Wells Fargo Financial Auto Owner				
Trust, Ser. 2005-A, Cl. A3	4.09	1/15/10	100,000	98,783
WFS Financial Owner Trust,				
Ser. 2004-2, Cl. A4	3.54	11/21/11	100,000	98,073
World Omni Auto Receivables Trust,				
Ser. 2005-A, Cl. A3	3.54	6/12/09	126,870	125,419
				1,808,365
Asset-Backed Ctfs./Credit Cards--2.9%				
BA Master Credit Card Trust,				
Ser. 2000-L, Cl. A	6.50	4/15/10	100,000	101,526
Capital One Multi-Asset Execution				
Trust, Ser. 2005-A2, Cl. A2	4.05	2/15/11	100,000	97,969
Citibank Credit Card Issuance				
Trust, Ser. 2003-A8, Cl. A8	3.50	8/16/10	100,000	96,553
				296,048
Asset-Backed Ctfs./Home Equity Loans--6.8%				
CIT Equipment Collateral,				
Ser. 2004-VT1, Cl. A4	2.70	12/20/11	100,000	98,423

MASTR Asset-Backed Securities Trust, Ser. 2005-AB1, Cl. A2	5.05	11/25/35	100,000 a	99,051
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-B, Cl. AF2	4.55	8/25/35	100,000 a	98,772
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. AF3	4.50	8/25/35	100,000 a	98,066
Residential Asset Mortgage Products, Ser. 2003-RZ4, Cl. A7	4.79	6/25/33	100,000 a	96,289
Specialty Underwriting & Residential Finance, Ser. 2003-BC4, Cl. A3B	4.79	11/25/34	109,028	108,012
Structured Asset Securities, Ser. 2005-NC1, Cl. A3	4.15	2/25/35	100,000 a	98,490
				697,103
Asset-Backed Ctfs./Other--1.3%				
College Loan Corporation Trust, Stripped Security, Interest Only Class, Ser. 2006-1, Cl. AIO	10.00	7/25/08	200,000 b	37,188
SLM Student Loan Trust, Ser. 2005-7, Cl. A3	4.41	7/25/25	100,000	98,274
				135,462
Commercial Mortgage Pass-Through Ctfs.--3.0%				
GMAC Commercial Mortgage Securities, Ser. 2001-C2, Cl. A1	6.25	4/15/34	83,253	84,560
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. ASB	5.17	12/15/44	100,000 a	97,983
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A1	4.18	3/12/35	130,985	124,869
				307,412
Diversified Financial Services--17.5%				
ABN Amro Bank, Sr. Notes	5.55	4/18/08	50,000 a,c	50,079
Allstate Life Global Funding Trusts, Notes, Ser. 04-1	4.50	5/29/09	200,000	195,186
Bear Stearns, Sr. Unscd. Notes	5.72	1/31/11	100,000 a	100,216
Citigroup, Notes	5.13	5/5/14	150,000	144,777
Citigroup, Notes	5.42	6/9/09	50,000 a	50,166
Credit Suisse USA, Notes	5.37	8/15/10	100,000 a	100,308
Credit Suisse USA, Sr. Notes	5.41	12/9/08	50,000 a	50,093
General Electric Capital, Unscd. Notes, Ser. A	6.00	6/15/12	200,000	204,652
Goldman Sachs Group, Notes	3.88	1/15/09	100,000	96,409
HSBC Finance, Unscd. Notes	4.13	11/16/09	100,000	95,928
JPMorgan Chase & Co., Notes	5.68	1/17/11	100,000 a	100,299
Lehman Brothers Holdings, Notes	5.66	12/23/10	100,000 a	100,257

MBNA,				
Bonds	5.00	6/15/15	100,000	94,873
Merrill Lynch & Co.,				
Notes, Ser. B	3.70	4/21/08	100,000	97,150
Morgan Stanley,				
Unsub. Bonds	6.75	4/15/11	100,000	104,596
Royal Bank of Canada,				
Notes	3.88	5/4/09	100,000	96,267
Wells Fargo,				
Notes	5.34	3/10/08	100,000 a	100,101
				1,781,357
Diversified Metals & Mining--.8%				
Alcoa,				
Notes	7.38	8/1/10	75,000	**79,995**
Electric Utilities--1.0%				
SCANA,				
Notes	6.88	5/15/11	50,000	52,569
Wisconsin Energy,				
Sr. Notes	5.50	12/1/08	50,000	49,997
				102,566
Oil & Gas--1.0%				
Conoco Funding,				
Gtd. Notes	6.35	10/15/11	100,000	**103,867**
Property-Casualty Insurance--3.8%				
Berkshire Hathaway Finance,				
Gtd. Notes	4.63	10/15/13	100,000	94,235
Hartford Life Global Funding				
Trusts, Notes	5.20	2/15/11	150,000	148,593
Principal Life Income Funding				
Trusts, Notes	5.13	3/1/11	150,000	147,833
				390,661
Telecommunications--2.0%				
BellSouth,				
Sr. Unscd. Notes	6.00	10/15/11	100,000	100,868
Cisco Systems,				
Sr. Unscd. Notes	5.25	2/22/11	100,000	98,982
				199,850
U.S. Government Agencies/Mortgage-Backed--40.2%				
Federal Home Loan Mortgage Corp.:				
4.50%			100,000 d	91,937
5.00%			200,000 d	189,124
4.50%, 12/1/19			954,445	910,648
5.00%, 7/1/35			486,416	460,396
5.50%, 12/1/18 - 11/1/19			556,607	551,685
6.00%, 10/1/19 - 9/1/34			353,152	354,040
6.50%, 8/1/12			139,351	141,303
7.00%, 1/1/36			295,002	302,853
Federal National Mortgage Association:				
4.00%, 3/1/21			97,739	91,067
5.00%, 7/1/19 - 11/1/19			424,304	412,927
5.50%, 8/1/19 - 11/1/34			591,577	579,913
				4,085,893
U.S. Government Securities--5.9%				
U.S. Treasury Bonds				
6.50%, 11/15/26			520,000 e	**606,122**
Utilities--.5%				
KeySpan,				
Notes	7.63	11/15/10	50,000	**53,446**

Total Bonds and Notes

    (cost $10,682,571)   **10,648,147**

Short-Term Investments--.5%

U.S. Treasury Bills;

    4.73%, 9/7/06

(cost $49,757)	50,000 f	**49,753**

Other Investment--2.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $220,000)	220,000 g	**220,000**
Total Investments (cost $10,952,328)	**107.2%**	**10,917,900**
Liabilities, Less Cash and Receivables	**(7.2%)**	**(728,966)**
Net Assets	**100.0%**	**10,188,934**

a   Variable rate security--interest rate subject to periodic change.

b   Notional face amount shown.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may

    be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006,

    these securities amounted to $50,079 or .5% of net assets.

d   Purchased on a forward commitment basis.

e   Purchased on a delayed delivery basis.

f   Held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2006 ($)
Financial Futures Long				
10 Year Euro-Bund	3	447,163	September 2006	3,588
10 Year Long Gilt	2	409,743	September 2006	(545)
10 Year Mini Japanese Gov't Bonds	2	230,384	September 2006	306
U.S. Treasury 5 Year Notes	5	521,094	September 2006	1,876
U.S. Treasury 10 Year Notes	2	212,063	September 2006	119
U.S. Treasury 30 Year Bonds	5	541,406	September 2006	1,673
Financial Futures Short				
Australian 10 Year Bonds	3	(232,646)	September 2006	1,775
Canadian 10 Year Bonds	6	(598,115)	September 2006	(2,577)
U.S. Treasury 2 Year Notes	7	(1,424,281)	September 2006	370
				6,585